EXCHANGE ENDORSEMENT

In this endorsement "We," "our" and "us" mean Equitable Variable Life Insurance Company. "You" and "your" mean the Owner of the policy at the time an Owner's right is exercised.

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Endorsed on this policy as of its Date of Issue:

The "Old Policy" is the policy you exchanged for this policy.

1. The first sentence of the Introduction is changed to read: The premiums you pay, after deductions for applicable taxes, and the amount transferred to this policy from the Old Policy as shown in the Policy Information Section, are put in your Policy Account.

2. The first eight lines of "Changing the Face Amount of Insurance or the Death Benefit" are changed to read: Initially the death benefit option and the Face Amount of Insurance are those shown in the Policy Information Section. While this policy is in force, you may change the death benefit option or the Face Amount of Insurance by written request to us at our Administrative Office, subject to our approval and the following:

3. The first paragraph of "The Premiums You Pay" is changed to read: The amount transferred to this policy from the Old Policy is shown in the Policy Information Section. No insurance will take effect under this policy before such transfer is made. Premiums may be paid at any time at our Administrative Office while the policy is in force and before the Final Policy Date. They may be in any amount subject to the limits described below.

4. The first sentence of the Limits section of "The Premiums You Pay" is changed to read: Each premium payment must be at least $100.

5. The last sentence of the Premium Payments section of "Your Policy Account and How it Works" is changed to read: We put the amount transferred to this policy from the Old Policy in your Policy Account as of the Register Date of this policy.

6. The third sentence of the Allocations section of "Your Investment Options" is changed to read: You specified your existing Policy Account, future premium and future deduction allocation percentages in your application for this policy, a copy of which is at the back of this policy.

7. The first and second sentences of the Your Contract With Us section of "Other Important Information" are changed to read: This policy is issued in consideration of the amount transferred to this policy from the Old Policy as shown in the Policy Information Section.

   This policy, and the attached copies of the applications for the Old Policy and the initial application for this policy, together with copies of all subsequent applications to change this policy, and all additional Policy Information sections added to this policy, make up the entire contract.

8. This policy having been issued in exchange for the Old Policy, the time periods of the Incontestability and Suicide provisions that start from the Date of Issue of this policy shall instead start from the Date of Issue of the Old Policy.



                   EQUITABLE VARIABLE LIFE INSURANCE COMPANY



              SPECIMEN        Secretary           SPECIMEN           President

              Kevin Keefe                         Robert W. Barth



86-190
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RIGHT TO EXAMINE  POLICY.  You may examine this policy and if for any reason you are not satisfied with it, you may cancel it by returning the policy with a written request for cancellation to our Administrative Office by the 10th day after you receive it. If you do this, we will (1) reinstate the Flexible Premium Adjustable Life Insurance Policy that you exchanged for this policy with the Policy Account the same as it was as of the date of the exchange; and (2) refund any premium payments made under this policy.


S.86-213